Exhibit 10.1
SEPARATION AGREEMENT
     This Separation Agreement is made and entered into by and between Carl J. Johnson (“Executive”) and Matrixx Initiatives, Inc., and all of its affiliated companies and divisions (collectively referred to as the “Company”). All initially capitalized terms not otherwise defined herein will have the meaning ascribed to them in the Amended and Restated Employment Agreement, dated as of October 18, 2006, by and between the Company and Executive (the “Employment Agreement”).
RECITALS
     A. Executive retired as President and Chief Executive Officer of the Company, effective October 31, 2008 (the “Transition Date”) but remains an at-will employee on a part-time basis pursuant to that certain letter agreement, dated October 30, 2008, between Executive and Company (the “Letter Agreement”); and
     B. Executive and Company are entering into a Settlement Agreement and General Release, dated as of the date hereof (the “Release Agreement”).
     C. In connection with and in consideration for Executive signing the Release Agreement and not revoking the same, which constitutes good and valuable consideration, the parties agree as follows:
AGREEMENT
     1. Effectiveness. It is expressly understood by the parties that, except for Section 3, which is effective on the date hereof, this Separation Agreement will not be effective and the Company will not provide the Additional Benefits, as defined below, until Executive executes the Release Agreement and does not revoke his signature within the allowed seven (7) days. If this Separation Agreement becomes effective, the Company agrees to provide Executive with the severance benefits specified in Section 2 below (the “Severance Benefits”) and the additional benefits specified in Section 5 below (the “Additional Benefits”). The parties acknowledge and agree that (a) the Severance Benefits provided to Executive as set forth in this Separation Agreement are provided consistent with the benefits or types of benefits specified in Section 4.3 of the Employment Agreement and (b) Executive’s responsibilities and authority as the Company’s President and Chief Executive Officer terminated on October 21, 2008.
     2. Severance Benefits. The Company agrees to make, or has made, the following payments to Executive pursuant to the Employment Agreement and this Separation Agreement and Executive acknowledges that upon receipt of the above, he is not owed any further compensation by the Company, except for any salary he is entitled to receive pursuant to Section 4(a) herein and any litigation support service fee he is entitled to receive pursuant to the Release Agreement (Section references in the title of the each of the following subsections refer to Sections in the Employment Agreement):
a.	Accrued Base Salary (Section 4.3(a)): Executive acknowledges receipt of his Base Salary through the Transition Date.

b.	Accrued Vacation Payment (Section 4.3(b)): As of October 31, 2008, Executive has 12 days of unused accrued vacation days (the “Accrued Vacation Days”). The Company will reimburse Executive for the Accrued Vacation Days in an amount equal to $525,000 multiplied by a fraction the numerator of which is the Accrued Vacation Days and the denominator of which is 260. On or promptly following the effectiveness of this Separation Agreement, the Company will pay Executive $24,231, less all applicable taxes, for these Accrued Vacation Days.

c.	Accrued Reimbursable Expenses (Section 4.3(c)): The Company will, in accordance with its standard policies, reimburse Executive for all reasonable travel and other business expenses incurred by Executive in his capacity as President and Chief Executive Officer prior to the Transition Date and submitted for reimbursement on or before December 12, 2008.

d.	Accrued Benefits (Section 4.3(d)): The Company will provide to Executive (or Executive’s estate or beneficiaries) any accrued and vested benefits required to be provided by the terms of any Company-sponsored benefit plans or programs or under applicable law.

e.	Accrued Annual Incentive Bonus (Section 4.3(e)): Executive acknowledges that there is no Accrued Annual Incentive Bonus.

f.	Severance Payment (Section 4.3(f)): The Company will pay Executive $525,000, less all lawfully required withholdings, payable bi-weekly over the course of 12 months; provided, however, that no payments will be made until the end of the six-month period following the Transition Date, or May 1, 2009. Amounts that would have been paid during the six-month period will, instead, be paid in one lump sum on May 1, 2009, plus interest accruing at the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A., as its prime rate in effect at its principal office in New York City. The bi-weekly payments of the remaining severance payment will commence on May 1, 2009. If Executive dies before the end of the 12-month period described in this Agreement, the Company will pay to Executive’s beneficiary in one lump sum payment within 30 days following Executive’s death the amount of any severance payment to which Executive is entitled under this Section 2(f) that has not been paid to Executive as of the date of his death.

g.	Continued Benefits (Section 4.3(g)): The Company will maintain in full force and effect at the Company’s expense, for Executive’s and Executive’s eligible beneficiaries’ continued benefit, until the first to occur of (x) his attainment of alternative employment which provides substantially similar health benefits or (y) twelve (12) months following the Transition Date, the benefits provided pursuant to Company-sponsored benefit plans, programs, or other arrangements in which Executive was entitled to participate as a full-time employee immediately prior to the Transition Date, subject to the terms and conditions of such plans and programs. If Executive’s continued participation is not permitted under the general terms and provisions of such plans, programs, and arrangements, the Company, at the Company’s expense, will arrange to provide Executive with Continued Benefits substantially similar to those which Executive would have been entitled to receive under such plans, programs, and arrangements. Executive’s right to receive continued health benefits for himself and his eligible beneficiaries pursuant to COBRA shall commence upon the Transition Date and shall not be extended by Executive’s rights under this Agreement.

h.	Life Insurance. The Company will convey, transfer and assign to Executive that certain Estate Whole Life Policy No. 16-084-015 dated April 18, 2002 on the life of Executive from The Northwestern Mutual Life Insurance Company (the “Policy”). The Company will make such transfer and assignment on May 1, 2009. In addition, the Company will pay to Executive an amount equal to the amount of any additional federal and state income taxes that are imposed on Executive due to the transfer and assignment of the Policy. No adjustments will be made in this combined rate for the deduction of state taxes on the federal return, the loss of itemized deductions or exemptions, or for any other purpose. Executive shall be responsible for paying the actual taxes. Executive agrees to provide to the Company sufficient information so that the Company may calculate the amount due pursuant to this Section 2(h). Such payment will be made to Executive within thirty (30) days following the Company’s receipt of such returns, but in no event later than December 31 of the calendar year following the year in which Executive remits such taxes. The Company and Executive acknowledge and agree that the tax payment provided pursuant to this Section 2(h) replaces and supersedes the tax payment described in Section 2.4(d) of the Employment Agreement.

i.	Exercise of Vested Options and Warrants (Section 4.3(h)): The Company and Executive agree that pursuant to grants made under the Company’s 2001 Long-Term Incentive Plan, Executive holds vested options to purchase up to 119,400 shares of the Company’s common stock. In accordance with the terms of such plan, Executive shall have 90 days from the date he ceases to be an employee of the Company in which to exercise these options.
     3. Resignation. Pursuant to the Letter Agreement, Executive retired from the positions of President and Chief Executive Officer as of the Transition Date. Subject to Executive’s continued employment on a part-time basis, as described in Section 4(a), Executive hereby resigns from his positions as Director, including any and all Committees of the Board of Directors, and any other positions and offices he holds with each of the Company and the Company’s subsidiaries and affiliated entities and the Company hereby accepts the resignations. At the request of Company, Executive agrees to execute any documents reasonably requested to effectuate or to facilitate his resignations. Executive agrees he did not resign as a result of a disagreement of the type referred to in Item 5.02(a)(1) of Form 8-K.
     4. Additional Benefits.
a.	Continued Employment Period. For a period beginning on the Transition Date and ending on March 31, 2009 (the “Continued Employment Period”), Executive agrees to serve as an advisor to the Acting President or his successor, on an as needed and as requested basis (no more than seven hours in any one week or more than 30 hours in any one month), as an employee (and not as an independent contractor), to assist in the transition of Executive’s duties to other Company employees. Executive will be paid a salary during the Continued Employment Period of $7,500 per month. Executive shall provide such advisory services solely at the request of William J. Hemelt and/or any another person designated by the Board of Directors. The parties each acknowledge that during the 36-month period preceding the Transition Date, Executive worked in excess of 50 hours per week.

b.	Vesting of Restricted Stock. The Company agrees that Executive’s restricted stock shall continue to vest during the Continued Employment Period, resulting in the vesting of an additional 35,421 shares, provided that Executive satisfactorily performs his advisory services and complies with any and all obligations of this Agreement, the Release Agreement, and the Employment Agreement that survive his retirement.

c.	Fiscal Year 2009 Bonus Opportunity. Executive will receive a cash bonus pursuant to the cash bonus plan approved by the Compensation Committee on May 8, 2008, to the extent the Company satisfies the performance criteria in such plan. Any such bonus will be pro rated for the nine-month period ended December 31, 2008 (April through December) and will be payable at such time as the bonus is payable to the Company’s executive officers.

d.	Attorney’s Fees. On or promptly following the effectiveness of this Separation Agreement, the Company will pay Executive $10,000 to defray a portion of Executive’s attorneys’ fees and costs.
     5. Code Section 409A Compliance. The Company has concluded that the Severance Benefits described in Sections 2(f), (g) and (h) constitute “non-qualified deferred compensation” that is subject to Code Section 409A. The Company intends that the severance payments described in Section 2(f) and the transfer of the Policy described in Section 2(h) are payable upon Executive’s “Separation from Service” as defined in Treasury Regulation Section 1.409A-1(h).

As a result, the payments are subject to the six-month delay for payments to a “specified employee” required under Treasury Regulation Section 1.409A-3(i)(2). The installment payments described in Section 2(h) shall be treated as a series of separate payments pursuant to Treasury Regulation Section 1.409A-2(b)(2)(iii). The Company also intends that the payment of health insurance premiums pursuant to Section 2(g) fit within the exception to Code Section 409A for certain reimbursements as defined in Treasury Regulation Section 1.409A-1(b)(9)(v). The Company further intends that the tax payment described in Section 2(h) is payable at a specified time as described in Treasury Regulation Section 1.409A-3(i)(1)(iv)(v).
     (b) If Company fails to make a payment, either intentionally or unintentionally, within the periods described in Section 2, but the payment is made within the same calendar year, it will be treated as made within the period required by Section 2 pursuant to Treasury Regulation Section 1.409A 3(d). In addition, if a payment is not made due to a dispute between the Company and Executive, payments may be delayed in accordance with Treasury Regulation Section 1.409A 3(g).
     (c) Under no circumstances may the time or schedule of any payment made or benefit provided pursuant to this Agreement be accelerated or subject to a further deferral except as otherwise permitted or required pursuant to regulations and other guidance issued pursuant to Section 409A of the Code.
     (d) Executive does not have any right to make any election regarding the time or form of any payment due under this Agreement.
     (e) This Agreement shall be operated in compliance with Section 409A and each provision of this Agreement shall be interpreted, to the extent possible, to comply with Section 409A.
     IN WITNESS WHEREOF, the parties hereto have duly executed this Separation Agreement as of the day and year first above written.

Date: December ___, 2008

Carl J. Johnson

MATRIXX INITIATIVES, INC.

Date: December ___, 2008

By:

Its:

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